SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 15)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, Par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Joseph Edelman, 499 Park Avenue, 25th Floor, New York, NY 10022, (646) 205-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:      Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105	13D/A	Page 2 of 6 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PERCEPTIVE ADVISORS LLC
2.	check the appropriate box if a group*		(a) ☒ (b)
3.	sec use only
4.	sources of funds OO (Funds from Investment Advisory Clients).
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with	7.	sole voting power
	8.	shared voting power 6,476,446
	9.	sole dispositive power
	10.	shared dispositive power 6,476,446
11.	aggregate amount beneficially owned by each reporting person 6,476,446
12.	check box if the aggregate amount in row (11) excludes certain shares *
13.	percent of class represented by amount in row 11 20.35%
14.	type of reporting person* IA

CUSIP No. 709754105	13D/A	Page 3 of 6 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JOSEPH EDELMAN
2.	check the appropriate box if a group*		(a) ☒ (b)
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares beneficially owned by each reporting person with	7.	sole voting power 0
	8.	shared voting power 6,476,446
	9.	sole dispositive power 0
	10.	shared dispositive power 6,476,446
11.	aggregate amount beneficially owned by each reporting person 6,476,446
12.	check box if the aggregate amount in row (11) excludes certain shares *
13.	percent of class represented by amount in row 11 20.35%
14.	type of reporting person* IN

CUSIP No. 709754105	13D/A	Page 4 of 6 Pages

Explanatory Note: This Amendment No. 15 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Perceptive Advisors LLC, a Delaware limited liability company (the “Investment Manager”) and Joseph Edelman, the managing member of the Investment Manager (each, a Reporting Person and, collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 17, 2008 and amended on July 18, 2008, October 23, 2008, November 21, 2008, December 19, 2008, January 12, 2009, March 3, 2009, March 12, 2009, March 30, 2009, April 28, 2009, June 22, 2009, February 5, 2010, May 28, 2010, July 1, 2010 and August 9, 2010 (as so amended, the “Statement”), with respect to the common stock, par value $0.001 (the “Common Stock”) of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Items 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On August 20, 2010, Endo Pharmaceuticals Holdings Inc. (“Parent”) and West Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), entered into a First Amendment to Shareholder Tender Agreement (the “Amendment”) with Perceptive Life Sciences Master Fund Ltd., to correct several inadvertent factual mistakes in the Shareholder Tender Agreement dated August 9, 2010. The descriptions of the Amendment set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 15 hereto.

CUSIP No. 709754105	13D/A	Page 5 of 6 Pages

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended to add the following:

The description of the Amendment set forth in Item 4 of this Amendment No. 15 is hereby incorporated by reference in its entirety.

The Reporting Persons are not the beneficial owners of any warrants of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

The descriptions of the Amendment set forth in Item 4 of this Amendment No. 15 are hereby incorporated by reference in their entirety.

ITEM 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

Exhibit 15: First Amendment to Shareholder Tender Agreement by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation, West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent and Perceptive Life Sciences Master Fund Ltd. (Filed herewith)

CUSIP No. 709754105	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2010
Date

PERCEPTIVE ADVISORS LLC

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member
Name/Title

August 20, 2010
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT INDEX

Exhibit 15:
First Amendment to Shareholder Tender Agreement by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation, West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent and Perceptive Life Sciences Master Fund Ltd.